

03013974

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003

WASH. D.C. 153

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SEC FILE NUMBER
8- 50151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-02___ AND ENDING ___12-31-02___
 MM/DD/YY  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Asset Management, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

919 Third Avenue
 (No. and Street)

New York City          NY          10022
 (City)        (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Zimitbaum          212-829-4311
 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Company CPA, PC
 (Name – if individual, state last, first, middle name)

485    Jericho Turnpike          Mineola    NY    11501
 (Address)           (City)       (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, __William Smith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Smith Asset Management, Inc.__ , as of __December 31,__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

**TAMISHA WYNN**
Notary Public, State of New York
No. 01WY6077316
Qualified in Queens County
Commission Expires July 8, 2006

_____
Notary Public

_____
Signature

_____
Title

SWORN TO BEFORE ME THIS

DAY OF 28th Feb 2003

STATE OF NEW YORK

COUNTY OF Queens )S.S.

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

# TABLE OF CONTENTS



COHEN GREVE & COMPANY CPA, P.C.

*Certified Public Accountants*

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Smith Asset Management, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Smith Asset Management, Inc. as of December 31, 2002 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is the express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Asset Management, Inc. as December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

*Cohen Greve + Company*

Mineola, New York
January 22, 2003

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

## ASSETS

| | |
|---|---:|
| Current Assets | |
| Cash | $ 4,349 |
| Due from clearing broker | 604 |
| Deposit with clearing broker | 25,000 |
| | |
| Total Current Assets | 29,953 |
| | |
| Other Assets | |
| Security Deposits | 2,500 |
| | |
| Total Assets | $ 32,453 |

## LIABILITIES AND SHAREHOLDERS EQUITY

| | |
|---|---:|
| Current Liabilities | |
| Accounts payable | $ 6,642 |
| Accrued expenses | 10,296 |
| | |
| Total Liabilities | 16,938 |
| | |
| Commitments and Contingencies (Note 6) | |
| | |
| Shareholder's Equity | |
| Common stock-no par value – 200 shares authorized issued | |
| and outstanding | 200 |
| Additional paid in capital | 65,848 |
| Accumulated deficit | (50,533) |
| | |
| Total Shareholder's Equity | 15,515 |
| | |
| Total Liabilities and Shareholder's Equity | $ 32,453 |

**SMITH ASSET MANAGEMENT, INC**
**STATEMENT OF INCOME**
*For the Year Ended December 31, 2002*

**Revenue**

| | |
|---|---|
| Commission Income | $193,890 |
| | |
| Expenses | |
| Salaries | 38,471 |
| Employee benefits | 8,185 |
| Bank charges | 525 |
| Rent | 21,258 |
| Computer expenses | 7,217 |
| Professional fee | 37,945 |
| Clearing charges | 16,418 |
| Commission | 35,228 |
| Automobile | 11,561 |
| Office | 8,527 |
| Messenger | 424 |
| Other | 1,000 |
| Miscellaneous | 1,299 |
| Payroll taxes | 3,112 |
| | |
| Total Expenses | 191,170 |
| | |
| Net Income Before Provision for Income Taxes | 2,720 |
| | |
| Provision for Income Taxes | 2,395 |
| | |
| Net Income | $ 325 |

*SMITH ASSET MANAGEMENT, INC.*
*STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY*
*For the Year Ended December 31, 2002*

| | Number of Shares | Amount | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Beginning of Year | 200 | $200 | $65,849 | $(50,859) | $15,190 |
| Net Income | | | | 325 | 325 |
| End of Year | 200 | $200 | $65,849 | $(50,534) | $15,515 |

**<u>NONE</u>**

**SMITH ASSET MANAGEMENT, INC.**
**STATEMENT OF CASH FLOWS**
*For the Year Ended December 31, 2002*

| | |
|---|---|
| Cash Flow From Operating Activities | |
| | |
| Net income | $ 325 |
| Adjustments to reconcile net loss to cash used in operating activities | |
| | |
| Changes in assets and liabilities | |
| Increase in account payable and accrued expenses | 2,843 |
| Decrease in due from clearing broker | 514 |
| | |
| Net Cash Used in Operating Activities | 3,682 |
| | |
| | |
| Cash Flow From Investing Activities | |
| | |
| Net change in cash | |
| | |
| Cash-beginning of year | 667 |
| | |
| Cash-end of year | $ 4,349 |
| | |
| Supplemental disclosure of cash flow information | |
| | |
| Cash paid during the year ended December 31, 2002 for: | |
| Taxes | $ 561 |
| Interest | $ - |

Note 1- Organization and Nature of Business

Smith Asset Management, Inc. (the "Company") is a registered general securities broker- dealer and is subject to regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc (NASD).

Note 2- Summary of Significant Accounting Policies

a) Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ form those estimates and those differences could be material.

b) Revenue Recognition
The company records commission income on the trade date.

c) Cash and Cash Equivalents
The company considers demand deposits, money market funds and cash on hand as cash.

d) Income Taxes
Effective January 1,1998 the company elected to be treated as a SUB S Corporation for federal and New York State tax purposes. The company continues to pay New York City corporate income taxes. As an "S" Corp, the company's shareholders have consented to include the company's income as part of his taxable income.

Note 3- Clearing Broker Account

The amount due to, or from, the clearing broker represents debits and credits through the account arising from securities transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the deposit with the clearing broker in the amount of $25,000.As of December 31,2002, there were $604 in commissions receivable from the clearing broker.

Note 4- Income Taxes

The company's provision for income taxes, net consists of the following:

| | |
|---|---|
| New York State | $   200 |
| New York City | 2,195 |
| Total | $2,395 |

Note 5- Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital may fluctuate on a daily basis. At December 31,2002 the Company has net capital of $13,015, which exceeded the minimum requirement of $5,000 by $8,015 under the basic method. The Company's net capital ratio was 1.3 to 1.0.

Note 6- Commitments and Contingencies

The Company entered into a lease for office space through July 31,2003. The Company also leases computer equipment under an operating lease.

The future minimum lease payments are as follows:

| For the Year Ended December 31 | Office Rent | Computer Equipment | Total |
|---|---|---|---|
| 2003 | $ 21,000 | $ 3,679 | $ 24,679 |
| 2004 | 0 | 3,011 | 3,011 |
| 2005 | 0 | 1,902 | 1,902 |
| | $ 21,000 | $ 8,592 | $ 29,592 |

Note 7- Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off- balance sheet risk in the event that the customer and/or the clearing broker are unable to fulfill its obligations.

The Company seeks to control off-balance sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

Credit factors:
    Shareholders' equity      $ 15,515

Debit factors
    Deposit      2,500

Net Capital      13,015

Less: Minimum net capital requirement:
    Greater of 6.2/3% of aggregate
    Indebtedness or $5,000      5,000
Remainder: Capital in excess of all requirements      $ 8,015

Capital Ration (Maximum allowance 1500%)
    Aggregate indebtedness*      $ 16,938
    Divided by: net capital      13,015    =1.30 to 1.0

*Aggregate indebtedness
    Accounts payable and accrued expenses due to      16,938
    Smith Capital Market Funds LP      -

     $ 16,938

Reconciliation with Company's computation (included in Part IIA
of form X-17 A-5 as of December 31, 2002. Net capital as reported
in Company's Part IIA (unaudited focus report)      $ 15,515

Audit Adjustments      -0-

Net capital per above      $ 15,515

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession of control requirement.



# COHEN GREVE & COMPANY CPA, P.C.
### *Certified Public Accountants*

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Smith Asset Management, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Smith Asset Management Inc (the Company) for the year ended December 31,2002, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances o the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

11

*INDEPENDENT AUDITOR'S REPORT (con'td)*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Asset Management Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Areve + Company

Mineola, New York
January 22, 2003